Exhibit 99.1

ZK International Group Co., Ltd., to Commence Trading on NASDAQ Under the Symbol ‘ZKIN’

Wenzhou, Zhejiang Province, People’s Republic of China, September 1, 2017 – ZK International Group Co., Ltd. (‘ZK International’) (NASDAQ: ZKIN), a manufacturer and engineer of high-performance stainless steel products for sophisticated water and gas pipeline systems predominately in China, announced that its ordinary shares will commence trading on The NASDAQ Capital Market under the symbol ‘ZKIN’ today, September 1, 2017.

Jiancong Huang, Chief Executive Officer of ZK International, commented, “On behalf of our dedicated employees, partners, and shareholders, we are thrilled to achieve this significant milestone for ZK International and our shareholders. I want to thank Boustead Securities, our legal counsel Ortoli Rosenstadt LLP and the NASDAQ for their support. We look forward to communicating our future progress to the investment community.”

On August 30, 2017, ZK International announced the closing of its initial public offering of 1,068,346 ordinary shares at a public offering price of $5.00 per share. ZK International received $5,341,730 in gross proceeds before underwriter’s commission and expenses.

The registration statement relating to the securities being sold in the offering was declared effective by the Securities and Exchange Commission on June 30, 2017. This offering is being made only by means of a prospectus. Copies of the final prospectus relating to this offering may be obtained from: Boustead Securities, LLC, Attention: Equity Capital Markets, 6 Venture, Suite 325, Irvine, CA 92618 USA, offerings@boustead1828.com, or by telephone at +1 949 502 4409.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under securities laws of any such state or jurisdiction.

Boustead Securities acted as the sole underwriter for the offering. Ortoli Rosenstadt LLP acted as US counsel, Mourant Ozannes acted as BVI counsel and Gaopeng and Partners acted as PRC counsel to the Company, respectively. Hunter Taubman Fischer & Li LLC acted as counsel to the underwriter.

For further information on the Company’s SEC filings please visit www.sec.gov.

About ZK International Group Co., Ltd.
ZK International is a manufacturer and engineer of high-performance stainless steel products for projects that require sophisticated water or gas pipeline systems. Leveraging its expertise, ZK International caters its products to infrastructure projects by urban planners, real estate developers, local governments and municipalities to bring communities reliable and durable gas and water transmission systems. The Company’s products including double-press thin-walled stainless steel tubes and fittings, carbon steel tubes and fittings and single-press tubes and fittings, are sold predominately in China, but are also exported and distributed in Europe and Southeast Asia. For more information please visit www.ZKInternationalGroup.com.

About Boustead Securities, LLC

Boustead Securities, LLC (“Boustead”) is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead’s core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/

Safe Harbor Statement
This news release contains forward-looking statements, including without limitation statements regarding the use of proceeds received in ZK International’s initial public offering.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact:

Di Chen, Board Secretary

PH: +86 0577-55560315

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Senior Vice President

PH: +1 (212) 896-1254

ZKInternational@KCSA.com

Boustead Securities, LLC Contact:

Dan McClory, Managing Director, Head of China, and Head of Equity Capital Markets

+1 (949) 502-4408

dan@boustead1828.com